Exhibit 99.1

www.casipharmaceuticals.com

CASI PHARMACEUTICALS ANNOUNCES MARKET APPROVAL OF CNCT19 BY CHINA NMPA

BEIJING, China (November 8, 2023) CASI Pharmaceuticals Inc. (Nasdaq: CASI), a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, is thrilled to announce a major milestone in its partnership with Juventas Cell Therapy Ltd. (Juventas). The China National Medical Products Administration (NMPA) has granted market approval for Juventas' investigational cell therapy, Inaticabtagene Autoleucel (CNCT 19), for the treatment of relapsed and refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) in China.

Inaticabtagene Autoleucel is a CD19 CAR-T cell therapy product comprised of a unique CD19 scFv（HI19a）structure and utilizes leading CMC manufacturing techniques. Inaticabtagene Autoleucel has demonstrated a high level of efficacy, with durable remissions, and substantially improved safety profile with reduced CAR-T related toxicities in the pivotal clinical study for the treatment of adults with r/r B-ALL.

This approval is based on the clinical results from a single-arm, multi-center, pivotal study of 39 adult patients with r/r B-ALL in China. The 9.3-month follow up data demonstrated very high durable response,overall response rate (“ORR”): 82.1%, complete response rate (“CR”): 66.7% within 3 month after infusion and median duration of response (“DOR”) has not reached. The safety profile shown the decreased severity of CAR T-Cell related adverse events in patients with r/r B-ALL. Given the currently available treatment options in China, Inaticabtagene Autoleucel will be the first treatment CAR-T therapy option with a positive benefit-risk ratio for adult patients with r/r B-ALL and potentially be a best-in-class CAR-T product.

This pivotal development not only marks a significant achievement for CASI and Juventas but also represents a remarkable advancement in the field of hematology-oncology and cell therapy. CNCT19 is the first CD19-directed CAR-T product with Chinese independent intellectual property rights, making it a trailblazer in the Chinese biopharmaceutical landscape. It is also the first commercialized cell therapy product in China designed to treat B-ALL.

Dr. Wei-Wu He, Chairman and CEO of CASI, expressed his enthusiasm for the commercial and clinical significance of CNCT19. He stated, "The approval of CNCT19 represents a transformative moment not only for CASI and Juventas but for all B-ALL patients in China. We are committed to making this groundbreaking therapy accessible to those in need and aspire to extend its reach globally. CNCT19 offers new hope to patients battling relapsed B-ALL, and this partnership between CASI and Juventas aims to ensure that this innovative therapy reaches those in need across China and beyond."

About Juventas Cell Therapy Ltd.

Established in June 2018, Juventas Cell Therapy Ltd., a biopharmaceutical company powered by cutting-edge cell and gene technologies, has become the leader of innovative CGT drug development in China. Juventas’ innovation is stemmed from its integrated R&D platforms including CAR, iPSCs, and gene-editing technologies. With more than 10 drug candidates in its pipeline, featured with solo, dual, or multiple target autologous CAR-T and universal cellular products, Juventas is well on its way to fulfil its mission - providing novel solutions to unmet clinical needs in the treatment of blood cancers, solid tumors, and other diseases. In November 2023, Juventas’ first core product - Inaticabtagene Autoleucel (CNCT19) was approved by NMPA, for the treatment of adult B-cell relapsed and refractory acute lymphoblastic leukemia (B-ALL).

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its hematology oncology therapeutic focus as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China, our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; risks relating to the commercialization, if any, of our proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; and risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com